

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2024

Lishan Aklog, M.D.
Chairman and Chief Executive Officer
Lucid Diagnostics Inc.
360 Madison Avenue, 25th Floor
New York, New York 10017

> **Re: Lucid Diagnostics Inc.**
> **Registration Statement on Form S-3**
> **Filed July 1, 2024**
> **File No. 333-280650**

Dear Lishan Aklog, M.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Eric Schwartz, Esq.